FISCHER & SANGER

ATTORNEYS AND COUNSELORS

SUITE 1204

5956 SHERRY LANE

DALLAS, TEXAS 75225

TELEPHONE 214/361-7301

ROBERT WM. FISCHER TELECOPIER 214/361-7842

January 25, 2006

Claire Erlinger

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Hudson's Grill International, Inc. ("Hudson's" or the "Company")

Form 10-KSB for the fiscal year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Commission File # 333-94797

Dear Ms. Erlinger:

You have asked us to respond to an outstanding accounting issue about the presentation of Hudson's financial statements.

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Statements of Income

Note 4. Sale of Assets and Note Receivable

1. Prospectively, the Company will show the income from the Hornblowers note that was used as part of its original capital contribution as "other income". Hornblowers is a restaurant, but it was never owned by the Company and was sold by its previous owner more than seven years ago. The previous owner later contributed the Hornblowers note to the Company in exchange for the Company's stock when the Company was originally capitalized. Because the previous owner was a related entity, the Company's auditors at the time carried over a deferred gain related to the note. This has created some confusion about how to disclose the income. Prospectively, as the note is paid, the income portion of the payments will be recognized as "note income" and classified with "other income" in the Company's Income Statement. The Company will disclose the facts surrounding the note receivable in its notes that accompany the financial statements that discuss notes receivable. Additionally, the deferred income currently classified as a liability will be netted against the note on the Company's Balance Sheet.

If you have any questions about the above, please do not hesitate to contact me.

Sincerely,

/s/Robert W. Fischer

Robert W. Fischer

RWF:hs

cc: Mr. David Osborn

Mr. Matthew Reiter

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